SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOGENIX, INC.

(Name of Subject Company (Issuer))

Zinc Merger Sub, Inc.

an indirect wholly owned subsidiary of

UCB S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities (Underlying Common Stock))

Bill Silbey

Executive Vice President and General Counsel

UCB S.A.

Allée de la Recherche, 60

1070 Brussels

Tel: 32 2 559 99 99

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

J. D. Weinberg, Esq.

Kyle Rabe, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

+1 (212) 841 1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,670,581,276	$154,863

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zogenix, Inc. (“Zogenix”), at a purchase price of $26.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of January 27, 2022 (the most recent practicable date): (i) 56,125,822 shares of Zogenix common stock were issued and outstanding, (ii) 6,637,422 shares of Zogenix common stock were subject to outstanding Zogenix stock options, (iii) 804,112 shares of Zogenix common stock were subject to outstanding Zogenix restricted stock unit awards, (iv) 300,255 shares of Zogenix common stock were subject to outstanding Zogenix performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 385,515 shares of Zogenix common stock pursuant to Zogenix’s 2010 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Zogenix, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Zogenix, Inc., a Delaware corporation. Zogenix’s principal executive offices are located at 5959 Horton Street, Suite 500, Emeryville, CA 94608. Zogenix’s telephone number is (510) 550-8300.

(b) This Schedule TO relates to the outstanding Shares. Zogenix has advised Purchaser and Parent that, as of January 27, 2022 (the most recent practicable date): (i) 56,125,822 shares of Zogenix common stock were issued and outstanding, (ii) 6,637,422 shares of Zogenix common stock were subject to outstanding Zogenix stock options, (iii) 804,112 shares of Zogenix common stock were subject to outstanding Zogenix restricted stock unit awards, (iv) 300,255 shares of Zogenix common stock were subject to outstanding Zogenix performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 385,515 shares of Zogenix common stock pursuant to Zogenix’s 2010 Employee Stock Purchase Plan were outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) - (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 - “Terms of the Offer”

•	Section 2 - “Acceptance for Payment and Payment for Shares”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 - “Withdrawal Rights”

•	Section 5 - “Material U.S. Federal Income Tax Consequences”

•	Section 11 - “The Merger Agreement; CVR Agreement”

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

•	Section 17 - “Appraisal Rights”

•	Section 19 - “Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Zogenix”

•	Section 11 - “The Merger Agreement; CVR Agreement”

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Zogenix”

•	Section 11 - “The Merger Agreement; CVR Agreement”

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

•	Section 13 - “Certain Effects of the Offer”

•	Section 14 - “Dividends and Distributions”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 - “Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 11 - “The Merger Agreement; CVR Agreement”

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Zogenix”

•	Section 18 - “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Zogenix”

•	Section 11 - “The Merger Agreement; CVR Agreement”

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 - “Purpose of the Offer; Plans for Zogenix”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 - “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 1, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated February 1, 2022.*

(a)(1)(F)	Press release issued by UCB S.A. dated February 1, 2022.*

(a)(5)(A)	Joint press release issued by UCB S.A. and Zogenix, Inc. dated January 19, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(B)	Employee Newsflash and News Plaza Article dated January 19, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(C)	U.S. Employee Newsflash dated January 19, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(D)	Employee Town Hall Presentation dated January 19, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(E)	Email to Employees dated January 19, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(F)	Investor Presentation dated January 19, 2022 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(G)	Social Media Posts of UCB and its representatives dated January 19, 2022 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(a)(5)(H)	Transcript of Jean-Christophe Tellier’s video message to Zogenix employees dated January 19, 2022 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by UCB S.A. with the SEC on January 19, 2022).

(b)**	Term Facility Agreement dated as of January 19, 2022, among, inter alios, UCB S.A., certain of its subsidiaries as Borrowers, certain of its subsidiaries as Guarantors, BNP Paribas Fortis SA/NV and Barclays Bank PLC as Bookrunners and Underwriters, BNP Paribas Fortis SA/NV as Arranger and Agent and certain financial institutions named therein as Lenders.*

(d)(1)	Agreement and Plan of Merger dated as of January 18, 2022, among Zogenix, Inc., UCB S.A. and Zinc Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Zogenix on January 19, 2022).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit A of Exhibit 2.1 in the Current Report on Form 8-K filed by Zogenix on January 19, 2022).

(d)(3)	Confidentiality Agreement dated as of August 25, 2021, between Zogenix, Inc. and UCB Biopharma SPRL*

(d)(4)	Amendment No. 1 to the Confidentiality Agreement dated as of January 3, 2022, between Zogenix, Inc. and UCB Biopharma SPRL*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*	Filed herewith.
**

Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Zinc Merger Sub, Inc.

By:	/s/ Jennifer Trevett
Name: Jennifer Trevett
Title: Vice President & Secretary

UCB S.A.

By:	/s/ Charl van Zyl
Name: Charl van Zyl
Title: Executive Vice President

Date: February 1, 2022